UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35944

CUSIP Number 73933G

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Solutions International, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Mittel Drive

Address of Principal Executive Office (Street and Number)

Wood Dale, Illinois 60191

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by Power Solutions International, Inc. (the “Company”) in its Current Reports on Form 8-K, as filed on January 5, 2017 and February 3, 2017, the Company has determined to restate its consolidated financial statements for (i) the fiscal year ended December 31, 2015 and the second, third and fourth fiscal quarters within such fiscal year, and (ii) the fiscal quarter ended March 31, 2016 to reflect the impact of certain errors involving revenue recognition. The Company is working diligently to quantify the expected adjustments necessary to complete the restatements and to file its delinquent reports as soon as practicable. As a result of the pending restatements, the Company is unable to complete its financial statements and file its Annual Report on Form 10-K for the year ended December 31, 2016 by the prescribed due date for such filing. The Company does not expect to file the Form 10-K on or before the expiration of the 15 calendar day extension period provided in Rule 12b-25(b). The Company plans to file the Form 10-K as soon as practicable following the completion of the restatements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Buzogany	(630)	350-9400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Form 10-Qs for the quarters ended June 30, 2016 and September 30, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations for the fiscal year ended December 31, 2016 will continue to be impacted, in part, by lower demand in the oil and gas sector.

Until the Company has restated its previously filed financial statements and finalized its financial statements for the year ended December 31, 2016, it is unable to provide comparative period financial results and report its final results.

Power Solutions International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2017	By	/s/ William Buzogany
	Name	William Buzogany
	Title	General Counsel